Exhibit 99.1

iClick Appoints Mr. David Zhang as Chief Financial Officer and Board Director

HONG KONG — January 25, 2022 — iClick Interactive Asia Group Limited, (NASDAQ: ICLK, “iClick” or the “Company”), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, appointed Mr. David Tiezhu Zhang as Chief Financial Officer and to the Board of Directors of the Company, effective January 31, 2022.

Mr. Zhang is currently Senior Vice President of Finance at iClick, where he leads the Company’s finance and legal teams. He brings over 25 years of experience in financial management, investment, and business operations to his new positions. Mr. Zhang succeeds Mr. Terence Li who will step down from his roles as Chief Financial Officer and Director both effective January 31, 2022. Mr. Li will continue to work closely with iClick as the Chief Strategy Advisor and focus more on the Company’s new business development.

“We are pleased to congratulate David on his appointment as Chief Financial Officer and director of the Company. His breadth of integrated professional knowledge and experience makes him a strong addition to the management team as we continue to implement our long-term growth strategy,” said Jian Tang, Chairman, Chief Executive Officer and Co-Founder of iClick.

“We want to express our gratitude to Terence for his professionalism and contributions to iClick, where he has served as our director since July 2019, Chief Financial Officer since January 2019 and as head of finance since 2018. We also thank him for his continued support in his new role,” Mr. Tang added.

Prior to joining iClick, Mr. Zhang served in senior management roles and advisory capacities at Big Four accounting firms and conglomerates listed on the Hong Kong and US stock exchanges. He received a bachelor’s degree in accounting from the University of Shanghai for Science and Technology and studied civil law in Peking University. Mr. Zhang is a Member of the Chinese Institute of Certified Public Accountants. He holds qualification as a PRC lawyer.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe-Harbor Statement

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements

Exhibit 99.1

can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com